Plan Investment Fund, Inc.
2 Mid America Plaza, Suite 200
Oakbrook Terrace, Illinois 60181

March 27, 2015

Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Plan Investment Fund, Inc. (the “Fund”)
File No.: 811-04379

Dear Ms. Stout:

The purpose of this letter is to respond to oral comments received by representatives of BCS Financial Services Corporation, the Fund’s administrator (“Administrator”), from the Securities and Exchange Commission (“SEC”) Staff (the “Staff”) on March 2, 2015, regarding the Fund’s 2013 annual shareholder report, which was filed on February 28, 2014 on Form N-CSR (the “Annual Report”).

In connection with this response to the Staff’s comments, the Fund, on behalf of the Ultrashort Duration Government Portfolio and the Ultrashort Duration Bond Portfolio (the “Portfolios”), hereby states the following:

1.
The Fund acknowledges that in connection with the comments made by the Staff on the Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the Annual Report;

2.
The Fund acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made therein; and

3.
The Fund represents that neither the Fund nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

For your convenience, the Staff comment has been reproduced in bold typeface and is immediately followed by the Fund’s response.

Ms. Sheila Stout
Securities and Exchange Commission
March 27, 2015

Staff Comment: Confirm whether the fee waiver and or expense reimbursements for the Portfolios are subject to recoupment by the Portfolios’ investment advisor or the Administrator.  If so, provide disclosure regarding the fee amounts for each related year.

Response:  The Fund responds by noting that the investment advisor is not entitled to recoup amounts waived and/or reimbursed.  The Administrator is entitled to recoup amounts waived or reimbursed for a period of up to three years from the year in which the Administrator waived such fees and/or reimbursed expenses for a Portfolio, subject to approval by the Board of Trustees.  No recovery will be permitted unless after giving effect thereto, the current expense ratios of the Portfolios do not exceed .40%.   As of December 31, 2014, the amount that the Administrator may recoup for the Ultrashort Duration Government Portfolio is $249,023 and the amount that the Administrator may recoup for the Ultrashort Duration Bond Portfolio is $165,458.  Going forward, the Fund will make the requested disclosure.

*     *     *     *     *     *

If you have any questions regarding the enclosed, please do not hesitate to contact Joseph Castellon of BCS Financial Services Corporation at (630) 472-7711.

Very truly yours,

/s/ Joseph S. Castellon
Joseph S. Castellon
Treasurer and Secretary
Plan Investment Fund, Inc.

cc:     Joseph M. Mannon, Vedder Price P.C.